THE MAXUS FUNDS



Dear Shareholder:

For all of 1996, each of The Maxus Funds turned in excellent performance relative to their respective index. This performance was achieved despite a very protective and cautionary feeling among the Maxus portfolio managers as a group, and Alan Miller and myself in particular.

Investors, in general, seem to share this cautionary feeling, but their interpretation of risk and volatility seems to split between two very distinct perspectives. Equipped with a full barrage of facts regarding stock and bond market history, market indicators, Federal Reserve reports and money flow charts, each group seems to display a very different attitude toward today's relatively high prices and the course of the market over the next several years.

The first and most cautious group is comprised of those individuals who believe that today's valuations are much too high and that it is only a matter of time before prices decline and large sums of money will be lost. They point to historically low dividend yields on common stocks, market multiples which exceed 20 times the earning forecast, an economy which is growing less than 3 percent annually, large federal deficits and high taxes. The individuals in this group tend to be somewhat older and often recall the experience of the bear market of 1973-74, and the many years it took to recover.

The younger investor, on the other hand, tends to fall into the second group. Not lacking in knowledge with regard to the level of stock and bond prices, they lack only the experience of a real bear market and the psychological impact such an experience would have on their attitude toward investing. While admitting that market valuations are high, they purport to hold a long term perspective and look at market corrections in the most positive way. They point to the market crash of 1987, and view that event as an extraordinary buying opportunity.

These two groups comprise the vast majority of today's investors, and define the boundaries of the conventional wisdom. Whichever perspective you may hold, there is one fact that has prevailed throughout market history - in the end, the market never accommodates the majority. Based upon this presumption, then, both perspectives are apt to be wrong, and the real winners will be those who are able to understand the significance of past events in the light of the changing investment environment.

The starting point through which we might construct a new scenario begins with just plain common sense. There are only two major components in the formula which determines the general level of stock prices - interest rates and corporate earnings, and of course, the prospects for each.

As we begin 1997, the 500 largest American corporations, which comprise the S&P 500 Index, are carrying a market valuation equal to 22 times their latest 12 months reported earnings. A market multiple of 22 times is just another way of saying that investors who own large capitalization companies are receiving an after-tax return of just 4.54% (100 divided by 22). Both logic and market history gives rise to two potential scenarios.

The first is that interest rates will decline significantly. Since yields in the bond market compete directly for stock market dollars, lower bond yields will tend to support stock prices at current levels. If interest rates do not decline significantly (and I do not believe they will), then we must look to the prospects regarding the second potential scenario.

The second is that corporate earnings will increase significantly. The consensus forecast for corporate earnings in 1997 indicate that they will rise by approximately 5% to 10% from their 1996 level, and there seems to be no clear signal for the prospects in 1998. In fact, there is ample evidence to suggest that earnings may actually decline in 1998, and may even disappoint forecasters in 1997.

So, why would investors pay these high prices for stocks, if the prospects for interest rates and corporate earnings do not support their optimism? The simple answer, of course, is that they simply do not care -- everyone is much too excited to even think about leaving the party before the band stops playing. The conventional market wisdom, however, suggests that this is not the case; investors are aware and sensitive to today's high valuations.

One possible resolution is evolution. The study of American economic history is based upon business cycle analysis, and the business cycle, with its very distinct peaks and troughs, can be roughly transposed over stock market cycles in which earnings, interest rates and the market price to earnings ratio always move over a wide range. If investors are acting rationally, then, there must be a fundamental change this time around, and that change just may be the business cycle itself.

The ending of the cold war and the emerging economies have opened the global marketplace for the first time in our history. Within this marketplace, the major American companies have become the predominant players. The result has been a consistent and growing demand for products and services. Moreover, as technology increasingly holds the key to rapid global growth, American technology has become the standard to which all developed economies aspire. The result has been a drastic transformation of the American business cycle, which may now be depicted as a straight line with an upward bias.

For the past five years the stock market has demonstrated remarkable results with the S&P 500 index averaging over 15% annually. While the market may now be ahead of the business prospects going forward, there is no strong evidence to suggest that those prospects will become clearly negative. There does not appear to be strong inflationary pressure, interest rates appear stable and inventory levels under control. There is nothing to suggest that a major change in direction is about to occur.

All major market declines are generally preceded by these changes, i.e. interest rates rise and/or profits decline, the implication being that the growth and profitability of American corporations will cycle because of economic dislocations. While today, the market valuations for major American corporations are high and definitely ahead of reality, the resolution may be in the prospects for market appreciation going forward, i.e. instead of 15% or 20% annual returns, the S&P 500 may produce returns much lower over the next five years.

The most optimistic, and still an essentially logical scenario, is that faced with the prospects of large capitalization companies struggling to maintain the forward momentum in their stock price, investors may ultimately move their funds into the secondary stocks which carry much lower market multiples and which have not fully participated in the market during the past five years.




Richard A Barone

THE MAXUS INCOME FUND



The Maxus Income Fund had an excellent year in 1996, producing a total return of 9.20% compared to the Ryan Government Index which returned 2.07%. The Ryan Government Index is representative of a wide maturity range of investment quality bonds. Moreover, the Fund displayed a low "beta" (value relationship) during periods in which bond prices declined.

These results were achieved for a variety of reasons and in a number of market segments, the most notable of which was the focus on closed-end investment companies, bonds and preferred shares with short maturities and/or call dates, and high yielding securities convertible into equities. All of these areas of concentration appeared to have played an equal role.

Despite the trend toward higher yields and lower bond prices throughout the year, there appeared to be an offsetting trend toward smaller discounts among a number of income oriented closed-end investment companies. For example, investors looking for superior yield were comfortable with the debt of developed foreign economies, and continued to bid up the price of global closed-end funds in spite of a stronger dollar.

The portion of the portfolio devoted to convertible securities also performed well in spite of the fact that my most important consideration in selecting convertibles is high yield and high quality. Convertible securities which met these standards were difficult to find, and when the opportunities appeared during periods of market weakness, I needed to respond immediately.

As we move into 1997, new investment opportunities which meet my strict requirements seem to be more difficult to find. Moreover, as long as the Federal Reserve appears to have a bias toward tightening, I have chosen to reduce the exposure to interest rate risk as much as possible, while continuing to maintain a high quality portfolio producing high current income.




Richard A Barone

MAXUS INCOME FUND

SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996
--------------------------------------------------------------------------------
Shares/Principal                                   Cost        Market      % of
     Amount                                                    Value      Assets
--------------------------------------------------------------------------------

COMMON STOCK - REAL ESTATE
 10,000    Boykin Lodging                         200,000      240,000     0.67%


CLOSED END INCOME FUNDS
 50,000    ACM Govt Opportunity                   346,125      362,500
 70,000    All American Term Trust                887,775      883,750
100,000    American Opportunity Income            554,750      587,500
 14,000    American Strategic Income Port II      152,102      152,250
 50,000    American Strategic Income Port I       521,125      531,250
 65,200    Americas Income Trust                  438,847      480,850
 80,000    Blackrock Income Trust                 504,794      510,000
 65,000    Blackrock North American Government    612,769      650,000
 57,100    Current Income Shares                  639,206      649,513
 23,900    Fortis Securities                      189,348      194,188
 43,700    Gabelli Convertible                    417,226      404,225
 50,000    Kemper Intermediate Government         358,837      362,500
130,000    MFS Govt Mkts Income                   866,294      885,625
125,000    Quest for Value Income Shares        1,483,792    1,437,500
                                                ---------    ---------
                                                7,972,990    8,091,651    22.65%

CLOSED END GLOBAL INCOME FUNDS
 50,000    Dreyfus Strategic Governments          458,625      450,000
 26,400    First Commonwealth                     288,618      316,800
 27,700    Kleinwort Benson Australian            247,153      256,225
103,100    RCM Strategic Global Govt            1,017,460    1,069,662
100,000    Strategic Global Income              1,171,225    1,212,500
 52,200    Templeton Global Governments           355,955      365,400
100,000    Templeton Global Income                727,025      725,000
                                                ---------    ---------
                                                4,266,061    4,395,587    12.30%

PREFERRED STOCK
  5,000    Aetna Cap LLC MIPS                     134,675      135,000
 10,000    American General Cap LLC MIPS          250,000      258,750
 10,000    American Re Capital $2.13              250,000      258,750
 10,000    Associated Estates $2.43               251,850      255,000
 24,900    BF Goodrich $2.07                      627,744      625,612
 11,300    Carolina Power $2.14                   288,203      296,625
 45,000    Conagra Capitol Adj Rate               966,950    1,001,250
 10,000    Developers Diversified Rlty $2.37 A    251,850      252,500
 10,000    Developers Diversified Rlty $2.36 B    248,100      253,750
 15,000    Equity Residential Prop $2.34          379,150      388,125
 18,000    Kimco Realty $2.09                     423,355      445,500
 30,000    McDonalds Corp $2.09 QUIDS             778,363      753,750
 10,000    MidAmerican Energy Financing $1.99     250,000      248,750
 10,000    NB Capital $1.96                       250,000      247,500
 15,500    NWPS Capital Financing $2.03           385,367      385,563
 14,300    Pacificorp $8.55 QUIDS                 361,108      357,500

                     The accompanying notes are an integral
                       part of the financial statements.

MAXUS INCOME FUND

SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996
--------------------------------------------------------------------------------
Shares/Principal                                   Cost        Market      % of
     Amount                                                    Value      Assets
--------------------------------------------------------------------------------
 20,000    Public Storage $2.22                   499,937      510,000
 10,000    RJR Nabisco Hldgs $2.50                254,350      251,250
 10,000    Rouse Cap $2.31 QUIDS                  249,050      253,750
 20,000    Royce Value Trust $2.00                499,350      502,500
 10,000    Simon Debartolo Group $2.19            250,000      253,750
 32,000    Source Capital $2.40                   880,025      916,000
 10,000    Southwestern Public $1.96              250,000      248,750
 10,000    Sunamerica Cap Tr III                  250,000      248,750
 10,000    Torchmark Cap L L C MIPS               250,000      262,500
 10,000    US West Fin $2.06                      250,000      251,250
 15,000    Williams Cos $2.40 QUICS               385,275      386,250
                                               ----------   ----------
                                               10,114,702   10,248,675    28.69%

CONVERTIBLE PREFERRED
 10,000    Armco Inc $3.625                       427,475      432,500
 10,000    Chiquita Brands Intl $2.88             420,850      430,000
 38,000    Oasis Residential $2.25                953,336      983,250
 21,000    Phoenix Duff & Phelps $1.50            514,068      525,000
  5,000    Resource Mortgage C                    150,000      152,500
 10,000    Sea Containers $4.00                   448,100      455,000
 15,000    USX $3.25                              703,775      665,625
 10,000    WHX $3.75                              424,637      373,750
 47,000    Wellsford Residential $1.75            899,672      975,250
                                                ---------    ---------
                                                4,941,913    4,992,870    13.97%

CORPORATE BONDS
455,000    Unisys Senior Notes 10.625%, 10-1-99   455,175      470,783
300,000    RJR Nabisco 9.25%, 8-15-13             276,119      304,125
                                                  -------      -------
                                                  731,294      774,908     2.17%

CONVERTIBLE BONDS
1,000,000  Royce Value Trust Inc 5.75%, 6-30-04   974,006    1,010,000
  350,000  Consolidated Natural Gas               348,862      372,750
            7.25%, 12-15-15
  223,000  Inco 7.75%, 3-15-16                    226,319      234,150
                                                ---------    ---------
                                                1,549,187    1,616,900     4.53%

U.S. GOVERNMENT SECURITIES
2,000,000  US Treasury 7.5%, 1-31-97            2,004,285    2,002,500
2,000,000  US Treasury 5.375%, 5-31-98          1,985,475    1,989,062
                                                ---------    ---------
                                                3,989,760    3,991,562    11.17%

        Total Investments                      33,765,907   34,352,158    96.15%

        Other Assets Less Liabilities                        1,375,746     3.85%

        Net Assets - Equivalent to $10.78 per share on
        3,314,206 shares of capital stock outstanding       35,727,907   100.00%
                                                            ==========
                     The accompanying notes are an integral
                       part of the financial statements.

MAXUS INCOME FUND

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1996

Assets:
  Investment Securities at Market Value
  (Identified Cost - $33,765,907)                                   $34,352,158
  Cash                                                                  669,312
  Receivables:
    Investment Securities Sold                                          671,247
    Dividends and Interest                                              219,185
                                                                    -----------
      Total Assets                                                  $35,911,902

Liabilities
  Payables:
    Investment Securities Purchased                                     $70,168
    Shareholder Distributions                                            33,835
    Accrued Expenses                                                     79,995
                                                                        -------
      Total Liabilities                                                 183,998

Net Assets                                                          $35,727,904
Net Assets Consist of:
  Capital Paid In                                                    36,382,820
  Undistributed Net Investment Income                                       401
  Accumulated Realized Gain (Loss) on Investments - Net              (1,241,568)
  Unrealized Appreciation in Value
   of Investments Based on Identified Cost - Net                        586,251
                                                                    -----------
Net Assets, for 3,314,206 Shares Outstanding                        $35,727,904
Net Asset Value and Redemption Price
   Per Share ($35,727,904/3,314,206 shares)                              $10.78
Offering Price Per Share                                                 $10.78


STATEMENT OF OPERATIONS
DECEMBER 31, 1996

Investment Income:
   Dividends                                                         $2,317,491
   Interest                                                             744,557
                                                                     ----------
      Total Investment Income                                        $3,062,048

Expenses:
   Registration Expense                                                  16,532
   Trustee Fees (Note 3)                                                  1,500
   Accounting and Pricing                                                45,749
   Custody                                                               15,055
   Distribution Plan Expenses                                           183,112
   Audit                                                                 10,037
   Legal                                                                 22,385
   Management Fees (Note 2)                                             365,045
   Printing & Other Miscellaneous                                        39,205
                                                                        -------
      Total Expenses                                                    698,620

Net Investment Income                                                 2,363,428
Realized and Unrealized Gain (Loss) on Investments
   Realized Gain (Loss) on Investments                                  578,147
   Unrealized Gain (Loss) from Appreciation
    (Depreciation) on Investments                                       234,686
                                                                       --------
Net Realized and Unrealized Gain (Loss) on Investments                 $812,833

Net Increase (Decrease) in Net Assets from Operations                $3,176,261
                                                                     ===========
                     The accompanying notes are an integral
                       part of the financial statements.

MAXUS INCOME FUND

STATEMENT OF CHANGES IN NET ASSETS
                                                         01/01/96     01/01/95
                                                            to           to
                                                         12/31/96     12/31/95
From Operations
     Net Investment Income                              $2,363,428   $2,506,927
     Net Realized Gain (Loss) on Investments               578,147     (673,078)
     Net Unrealized Appreciation (Depreciation)            234,686    3,484,108
                                                         ---------    ---------
     Increase (Decrease) in Net Assets from Operations   3,176,261    5,317,957

From Distributions to Shareholders
     Net Investment Income (Loss)                       (2,363,027)  (2,513,294)
     Net Realized Gain (Loss) from Security Transactions         0            0
                                                       -----------   -----------
     Net  Increase (Decrease) from Distributions        (2,363,027)  (2,513,294)

From Capital Share Transactions:
     Proceeds From Sale of 581,063 Shares                6,179,798    8,297,341
     Net Asset  Value of  176,568  shares  issued on
       Reinvestment of Dividends                         1,878,123    2,098,884
     Cost of 990,564 Shares Redeemed                   (10,530,092)  (9,238,866)
                                                       ------------  -----------
                                                        (2,472,171)   1,157,359
Net Increase in Net Assets                              (1,658,937)   3,962,022
Net Assets  at  Beginning   of  Period   (including
    undistributed net investment income of $3,140
    and $9,507, respectively)                           37,386,841   33,424,819
Net Assets at End of Period (including undist-
    ributed net investment income of $3,541
    and $3,140, respectively)                          $35,727,904  $37,386,841
                                                       ===========  ===========


FINANCIAL HIGHLIGHTS

Selected data for a share of common stock outstanding throughout the period:

                               01/01/96  01/01/95  01/01/94  01/01/93  01/01/92
                                  to        to        to        to        to
                               12/31/96  12/31/95  02/31/94  12/31/93  12/31/92*
Net Asset Value -
    Beginning of Period         $10.54    $ 9.73    $10.94    $10.88    $10.98
Net Investment Income             0.70      0.72      0.74      0.68      0.42
Net Gains or Losses on Securities
    (realized and unrealized)     0.24      0.81     (1.22)     0.22     (0.01)
                                  ----      ----     ------     ----     ------
Total from Investment Operations  0.94      1.53     (0.48)     0.90      0.41

Dividends
    (from net investment income) (0.70)    (0.72)    (0.73)    (0.68)    (0.42)
Distributions
    (from capital gains)          0.00      0.00      0.00     (0.16)    (0.09)
Return of Capital                 0.00      0.00      0.00      0.00      0.00
                                 ------    ------    ------    ------    ------
    Total Distributions          (0.70)    (0.72)    (0.73)    (0.84)    (0.51)

Net Asset Value -
    End of Period               $10.78    $10.54     $9.73    $10.94    $10.88
Total Return                      9.20%    16.15%    (4.39)%    8.74%     7.89%
Ratios/Supplemental Data
Net Assets -
    End of Period (Thousands)    35,728    37,387    33,425    36,147    28,591
Ratio of Expenses to
    Average Net Assets            1.92%     1.90%     1.81%     1.90%     1.94%
Ratio of Net Income to
    Average Net Assets            6.50%     7.01%     7.10%     6.06%     7.18%
Portfolio Turnover Rate             78%      121%      138%       88%       91%
     *Weighted Average Used

                     The accompanying notes are an integral
                       part of the financial statements.

MAXUS INCOME FUND

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

     1.)  Significant Accounting Policies
     The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated October 31, 1984. Significant accounting policies of the Fund are presented below:

     SECURITY VALUATION:
     The Fund intends to invest in a wide variety of equity and debt securities. The investments in securities are carried at market value. The market quotation used for common stocks, including those listed on the NASDAQ National Market System, is the last sale price on the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of each business day. Short-term investments are valued at amortized cost, which approximates market. Securities for which market quotations are not readily available will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     SECURITY TRANSACTION TIMING
     Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The Fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

     INCOME TAXES:
     It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

     ESTIMATES:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     2.)  Investment Advisory Agreement
     The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management, Inc., a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000. The Investment Advisor agrees to reimburse its fee to the Fund in the amount by which the Fund expenses exceed 2% of average annual net assets.

     3.)  Related Party Transactions
     Resource Management, Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Maxus Information Systems Inc. Maxus Asset Management was paid $365,045 in investment advisory fees during the twelve months ended December 31, 1996. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $183,112 for distribution expenses. Maxus Information Systems, who provides accounting and shareholder services, received fees totaling $45,749 for services rendered to the Fund for the twelve months ended December 31, 1996. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus Securities received commissions of $217,516 for the twelve months ending December 31, 1996.

MAXUS INCOME FUND

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

     At December  31, 1996,  Maxus  Securities  Corp owned 60,000  shares in the
     Fund.

     Certain officers and/or trustees of the Fund are officers and/or directors of the Investment Advisor and Administrator. Each director who is not an "affiliated person" receives an attendance fee of $100 per meeting.

     4.)  Capital Stock and Distribution
     At December 31, 1996 an indefinite number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $36,382,820. Transactions in common stock were as follows:

          Shares sold                                                   581,063
          Shares issued to shareholders in reinvestment of dividends    176,568
                                                                        --------
                                                                        757,631
          Shares redeemed                                              (990,564)
                                                                       ---------
          Net Increase (Decrease)                                      (232,933)
          Shares Outstanding:
               Beginning of Period                                    3,547,139
                                                                      ----------
               End of Period                                          3,314,206
                                                                      ==========

     Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

     5.)  Purchases and Sales of Securities
     During the twelve months ended December 31, 1996, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $31,158,436 and $28,179,368 respectively. Purchases and sales of U.S. Government obligations aggregated $6,013,437 and $11,014,883 respectively.

     6.)  Financial Instruments Disclosure
     There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1996.

     7.)  Security Transactions
     For Federal income tax purposes, the cost of investments owned at December 31, 1996 was the same as identified cost.

     At December 31, 1996, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

         Appreciation       (Depreciation)       Net Appreciation (Depreciation)
         ------------       --------------       -------------------------------
           818,858             (232,607)                      586,251

                       INDEPENDENT AUDITOR'S REPORT



To The Shareholders and
Board of Directors:
Maxus Income Fund

We have audited the accompanying statement of assets and liabilities of Maxus Income Fund, including the schedule of portfolio investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1996, by correspondence with the custodian and brokers. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Income Fund as of December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.





McCurdy & Associates CPA's, Inc.
Westlake, Ohio  44145
January 15, 1997

                                 THE MAXUS FUNDS
                 28601 Chagrin Boulevard, Cleveland, Ohio 44122
                                 (216) 292-3434

                               INVESTMENT ADVISOR
                           Maxus Asset Management Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                BOARD OF TRUSTEES
                                Richard A. Barone
                                 N. Lee Dietrich
                             Sanford A. Fox, D.D.S.
                                Burton D. Morgan
                                Michael A. Rossi
                           Robert A. Schenkelberg, Jr.
                                 F. Carl Walter

                                    OFFICERS
                           Richard A. Barone, Chairman
                        James C. Onorato, Vice-President
                           Robert W. Curtin, Secretary

                                    CUSTODIAN
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 TRANSFER AGENT
                          Maxus Information Systems Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                   DISTRIBUTOR
                              Maxus Securities Corp
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                  LEGAL COUNSEL
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     AUDITOR
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145